CAPITAL RESERVE CANADA LIMITED

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Tel: 403-693-8000 / 403-272-3620

January 31, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  April Sifford – Branch Chief

By Facsimile and Electronic Filing

RE:

Capital Reserve Canada Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2004

Filed July 29, 2005

Form 20-F/A for the Fiscal Year Ended December 31, 2004

Filed October 3, 2005

File No. 0-50339

Dear Ms. Sifford:

In response to your letter of December 16, 2005, we provide the following written response.

Form 20-F for the Fiscal Year ended December 31, 2004

Controls and Procedures, page 22

Comment:

1.

We note you have reported there have been no changes in your internal controls.  The requirements of Item 15(d) of Formo 20-F require that you address any change in the internal controls over financial reporting that have occurred during the period covered by the report that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting.  Please revise your statement to address this requirement in an amended filing.

Response:

1.

We have revised the statement accordingly in Amendment No. 2 to the Form 20-F for the fiscal year ended December 31, 2004.

Report of Independent Registered Public Accounting Firm, page F-2

Comment

2.

We note that The Report of Independent Auditors’ references to another auditor’s report.  Please amend your filing to provide the separate report of the other auditor.

Response:

2.

We have amended our filing accordingly to include the separate report of the other auditor.

Statements of Operations, page F-4

Comment:

3.

Your Statements of Operations and your Statements of Cash Flows on page F-5 should include the results for the last three years, as required by Item 18 of Form 20-F.  Please provide these statements in an amended filing.

Response:

3.

The statements noted have been revised accordingly in our amended filing.

Closing:

The Company hereby acknowledges that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

Chief Financial Officer

cc:  Gary Newberry